August 17, 2007
Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
We are in receipt of your comment letter dated August 9, 2007 regarding the review of Mercantile Bank Corporation’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2007 (File No. 000-26719). Please allow this letter to serve as our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Earning Assets, page F-6
1.	We note your disclosure on page F-7 that nonperforming loans increased from $4.0 million, or 0.26% of total loans, to $8.6 million, or 0.49% of total loans, and that net charge-offs increased from $1.1 million, or 0.08% of total loans, to $4.9 million, or 0.29% of total loans. Despite loan growth during 2006 and of what appears to be a slight deterioration in the credit quality of your portfolio, the ratio of allowance to loans and leases outstanding at December 31, 2006 was 0.08% lower compared to December 31, 2005. Please tell us, and in future filings disclose:
•	the underlying factors that led to the increase in nonperforming loans and net charge-offs;

•	whether the increase in nonperforming loans and net charge-offs is a trend that is expected to continue in the future; and

•	the specific reasons that the allowance for loan loss as a percentage of total loans and leases outstanding is not directionally consistent with loan growth and what appears to be deteriorated credit quality in the loan portfolio.
Company Response
Our credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans and leases to provide effective loan portfolio administration. The credit policies and procedures are meant to limit the risk and uncertainties inherent in lending. In following these policies and procedures, we must rely on estimates, appraisals and evaluations of loans and leases and the possibility that changes in these could occur quickly because of changing economic conditions. Identified problem loans and leases, which exhibit characteristics (financial or otherwise) that could cause the loans and leases to become nonperforming or require restructuring in the future, are included on the internal “watch list.” Senior management reviews this list regularly.

Although the level of net loan and lease charge-offs and nonperforming assets increased during 2006, the quality of our loan and lease portfolio remains good. The levels of net loan and lease charge-offs and nonperforming assets approximated banking industry averages during 2006, compared to levels that were below banking industry averages in prior years. As of December 31, 2006, nonperforming assets totaled $9.6 million, or 0.46% of total assets. At December 31, 2005, nonperforming assets totaled $4.0 million, or 0.22% of total assets. Net loan and lease charge-offs during 2006 totaled $4.9 million, or 0.29% of average total loans and leases. During 2005, net loan and lease charge-offs totaled $1.1 million, or 0.08% of average total loans and leases. One of the primary factors that led to the increase in nonperforming assets during 2006 was a downturn in the Michigan economy and its manifestation on the commercial and residential real estate markets. Approximately 50% of the increase in nonperforming assets from year-end 2005 to year-end 2006 can be attributable to several commercial lending relationships that are directly related to sales or rental of real estate. The remainder of the increase in nonperforming loans and leases is primarily attributable to an apparent fraud situation whereby standard loan underwriting documentation was either falsified or manipulated to deceive us during the loan approval process.
While we continuously strive to improve our loan and lease underwriting and administration processes, we believe the recent increased level in nonperforming assets and net loan and lease charge-offs experienced during 2006 in comparison to our historical levels will likely remain through at least the remainder of 2007. Although net loan and lease charge-offs during the first six months of 2007 equaled 0.23% of average total loans and leases on an annualized basis compared to the 0.26% level during all of 2006, nonperforming assets were $14.4 million higher as of June 30, 2007 when compared to the level as of December 31, 2006. A vast majority of the increase in nonperforming assets can be attributable to several commercial lending relationships that are directly related to sales or rental of real estate, with two commercial real estate lending relationships accounting for about 55% of the increase. While the real estate markets in the areas we serve have not greatly improved, based upon a review of the current condition and recent trends of our loan and lease portfolio, an analysis of the loan relationships on our internal watch list and the pace of disposition of current nonperforming assets, we are cautiously optimistic that we have reached a high point in nonperforming assets and net loan and lease losses.
Over 98% of the loan and lease portfolio consists of loans and leases extended directly to companies or individuals doing business or residing within our markets. The remaining portion is comprised of commercial loans participated with certain unaffiliated commercial banks outside of our market areas, which are underwritten using the same loan criteria as though we were the originating bank.
The primary risk elements with respect to commercial loans and leases are the financial condition of the borrower, the sufficiency of collateral and the lack of timely payment. We have a policy of requesting and reviewing periodic financial statements from commercial loan and lease customers, and we periodically review the existence of collateral and its value. The primary risk element with respect to residential real estate loans and consumer loans is the lack of timely payment. We have a reporting system that monitors past due loans and have adopted policies to pursue creditor’s rights in order to preserve our position.
In each accounting period, we adjust the allowance for loan and lease losses (“allowance”) to the amount we believe is necessary to maintain the allowance at adequate levels. Through our loan and lease review and credit departments, we attempt to allocate specific portions of the allowance based on specifically identifiable problem loans and leases. The evaluation of the allowance is further based on, but not limited to, consideration of the internally prepared Reserve Analysis, composition of the loan and lease portfolio, third party analysis of the loan and lease administration processes and portfolio and general economic conditions. In addition, the historically strong commercial loan and lease growth is taken into account.

The Reserve Analysis, used since our inception and completed monthly, applies reserve allocation factors to outstanding loan and lease balances to calculate an overall allowance dollar amount. For commercial loans and leases, which continue to comprise a vast majority of our total loans and leases, reserve allocation factors are based upon the loan ratings as determined by our standardized grade paradigms. For retail loans, reserve allocation factors are based upon the type of credit. Adjustments for specific lending relationships, including impaired loans and leases, are made on a case-by-case basis. The reserve allocation factors are primarily based on the recent levels and historical trends on net loan and lease charge-offs and nonperforming assets, the comparison of the recent levels and historical trends of net loan and lease charge-offs and nonperforming assets with a customized peer group consisting of ten similarly-sized publicly traded banking organizations conducting business in the states of Michigan, Illinois, Indiana or Ohio, the review and consideration of our loan and lease migration analysis and the experience of senior management making similar loans and leases for an extensive period of time. We regularly review the Reserve Analysis and make adjustments periodically based upon identifiable trends and experience.
Despite an increase in the level of nonperforming loans and leases during 2006, the allowance as a percent of total loans and leases declined from 1.31% as of December 31, 2005 to 1.23% as of December 31, 2006. During the course of 2006, in an effort to improve our identification of embedded losses within the loan and lease portfolio, we began to elect SFAS No. 114 treatment for certain loans included on our watch list but not deemed to be impaired. In applying this treatment, we had identified commercial loan relationships totaling approximately $18.0 million in which we calculated no loss exposure based on our collateral review. Had we not utilized the SFAS No. 114 treatment for these commercial loan relationships and thus not fully considering the underlying collateral values, but instead used the reserve allocation pools based on the assigned loan grade, our Reserve Analysis at December 31, 2006 would have indicated the need to increase the allowance by approximately $1.2 million, and the allowance as a percent of total loans and leases would have increased from 1.23% to 1.30%. While the SFAS No. 114 treatment provided for a reduction in the allowance as a percent of total loans and leases during the same time period we experienced an increase in the level of nonperforming loans and leases and net loan and lease charge-offs, we believe this application adequately, and more appropriately, measured and provided for the estimated loss contained within these commercial loan relationships at December 31, 2006.
As of June 30, 2007, our allowance as a percent of total loans and leases was 1.28%, up from the 1.23% at December 31, 2006. The increase during the first six months of 2007 primarily reflects a larger dollar volume of loans and leases on our internal watch list, which when applying the higher reserve allocation percentages associated with those watch list grade categories necessitates a larger allowance balance.
Although we believe that the allowance is adequate to cover losses as they arise, there can be no assurance that we will not sustain losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.
Liquidity, page F-21
2.	In light of your heavy reliance on certificates of deposit to meet continued earning asset growth combined with the fact that average rates on your time deposits in 2006 are higher than all but 2% of total interest-bearing liabilities and the fact that approximately 75% of your certificates of deposit mature within one year or less, please provide us with and in future filings disclose the following information:
•	an enhanced discussion surrounding your reliance on brokered deposits relative to other sources of funding;

•	how your reliance on brokered deposits is expected to impact your overall cost of funds and profitability;

•	alternative (i.e., back-up) liquidity plans in the event that the market for brokered deposits shrinks; and

•	alternative plans to fund certificates of deposits maturing in one year or less that do not rollover in the event that significant credit deterioration occurs in your loan portfolio.
Company Response
Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and investment securities. These funds are used to meet deposit withdrawals, fund loans, maintain reserve requirements and operate our company. Liquidity is primarily achieved through the growth of local and out-of-area deposits and liquid assets such as securities available for sale, matured securities and federal funds sold. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability, while providing adequate liquidity.
Our primary liquidity strategy is to fund asset growth with deposits, repurchase agreements and Federal Home Loan Bank of Indianapolis (“FHLBI”) advances and to maintain an adequate level of short- and medium-term investments to meet typical daily loan and deposit activity. Although deposit and repurchase agreement growth from customers located in our market areas has generally consistently increased, this growth has not been sufficient to meet our historical substantial loan growth and provide monies for additional investing activities. To assist in providing the additional needed funds, we have regularly obtained monies from wholesale funding sources. Wholesale funds, comprised of certificates of deposit from customers outside of our market areas and advances from the FHLBI, totaled $1,144.4 million, or 61.1% of combined deposits and borrowed funds as of June 30, 2007, compared to $1,108.8 million, or 60.7% of combined deposits and borrowed funds as of December 31, 2006. As of December 31, 2005, wholesale funds totaled $1,092.8 million, or 67.4% of combined deposits and borrowed funds.
Although local deposits have and are expected to increase as new business, governmental and individual deposit relationships are established and as existing customers increase the balances in their accounts, the relatively high reliance on wholesale funds will likely remain. Our primary source of wholesale funds is out-of-area deposits. Out-of-area deposits consist primarily of certificates of deposit placed by deposit brokers for a fee, but also include certificates of deposit obtained from the deposit owners directly. Out-of-area deposits totaled $1,009.4 million as of June 30, 2007, compared to $1,013.9 million and $962.8 million as of December 31, 2006 and December 31, 2005, respectively. The owners of out-of-area deposits include individuals, businesses and municipal governmental units located throughout the United States. Based upon data compiled by the Federal Deposit Insurance Corporation, the brokered certificate of deposit market has experienced strong growth over the past several years. Nationwide brokered certificates of deposit totaled approximately $534.0 billion as of December 31, 2006, an increase of $52.0 billion during the previous twelve months and an increase of $249.0 billion during the previous four years. As part of our interest rate risk management strategy, a majority of our wholesale funds are comprised of fixed rate certificates of deposit and FHLBI advances that mature within one year, reflecting the fact that a majority of our loans and leases have a floating interest rate tied to either the Prime rate or Libor. While this maturity strategy increases inherent liquidity risk, we believe the increased liquidity risk is sufficiently mitigated by the benefits derived from an interest rate risk management standpoint. In addition, we have developed a comprehensive contingency funding plan which we believe further mitigates the increased liquidity risk.

Wholesale funds are generally a lower all-in cost source of funds when compared to the interest rates that would have to be offered in the local market to generate a sufficient level of funds. During most of 2006 and the first six months of 2007, interest rates paid on new out-of-area deposits and FHLBI advances were very similar to interest rates paid on new certificates of deposit issued to local customers. In addition, the overhead costs associated with wholesale funds are considerably less than the overhead costs that would be incurred to administer a similar level of local deposits, especially if the estimated costs of a required expanded branching network were taken into account. We believe the relatively low overhead costs reflecting our limited branch network mitigate our high reliance on wholesale funds and resulting relatively low net interest margin.
As a member of the FHLBI, our bank has access to the FHLBI advance borrowing programs. FHLBI advances totaled $135.0 million as of June 30, 2007, compared to $95.0 million as of December 31, 2006 and $130.0 million as of December 31, 2005. Based on available collateral as of June 30, 2007, we could borrow an additional $167.9 million. Our bank also has the ability to borrow money on a daily basis through correspondent banks via established unsecured federal funds purchased lines, totaling $72.0 million as of June 30, 2007. The average balance of federal funds purchased during the first six months of 2007 equaled $4.6 million, and equaled $3.7 million during all of 2006.
In addition to typical loan funding and deposit flow, we must maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. As of June 30, 2007, our bank had a total of $490.1 million in unfunded loan commitments and $84.4 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $413.6 million were commitments available as lines of credit to be drawn at any time as customers’ cash needs vary, and $76.5 million were for loan commitments expected to close and become funded within the next twelve months. We monitor fluctuations in loan balances and commitment levels and include such data in managing our overall liquidity.
We monitor our liquidity position and funding strategies on an ongoing basis, but recognize that unexpected events, economic or market conditions, earnings problems, declining capital levels or situations beyond our control could cause either short or long term liquidity challenges. While we believe it is unlikely that a funding crisis of any significant degree is likely to materialize, we have developed a comprehensive contingency funding plan that provides a framework for meeting both temporary and longer-term liquidity disruptions. Depending upon the particular circumstances of a liquidity situation, possible strategies may include obtaining funds via one or a combination of the following sources of funds: established lines of credit at correspondent banks and the FHLBI, brokered certificate of deposit market, wholesale securities repurchase markets, issuance of term debt, sale of assets or sale of common stock or other securities.
* * * *
In connection with responding to your comment letter dated August 9, 2007, we acknowledge that: Mercantile Bank Corporation is responsible for the adequacy and accuracy of the disclosures in the filing, Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing and Mercantile Bank Corporation may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response letter adequately addresses your requests included in your comment letter dated August 9, 2007, but please let us know if you need any additional information.

Sincerely,

/s/ Michael H. Price	/s/ Charles E. Christmas

Michael H. Price	Charles E. Christmas
Chairman, President & CEO	SVP — Chief Financial Officer